

November 17, 2014

Via e-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re:** **Tantech Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 3, 2014**
> **File No. 333-198788**

Dear Mr. Liang:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 104 of our letter dated October 25, 2013. It does not appear that you have revised your recent amendment to address this comment as your response indicates. Specifically, it does not appear that you revised your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Risk Factors, page 12

We have guaranteed the bank loan of a related party; if this related party fails to pay the … page 26

2. Please expand your discussion here to provide more detail regarding Forasen Groups's ability to repay the loans that you have guaranteed. Please also clarify, here or elsewhere as appropriate, whether you intend to guarantee liabilities of related parties in the future.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

<u>Investing Activities, page 55</u>

3. You state here that you provided a loan of $2.6 million to a related party in the six months ended June 30, 2014. As Note 12 to the unaudited financial statements makes apparent, this related party was Forasen Group. However, on page 110 you state both that Forasen Group did not owe you anything on December 31, 2013 and that the largest outstanding amount it owed you during the six months to June 30, 2014 was $3.4 million. It appears that you loaned Forasen Group $3.4 million in this period, rather than $2.6 million. Please reconcile your disclosure here and in your discussion of related party transactions.

<u>Recent Capital Expenditures and Divestitures, page 98</u>

4. Refer to the table of expenditures through September 30, 2014. The amount spent on electronic equipment has dropped since your last filing. This table presents all expenditures on these categories since December 31, 2013, and thus it is unclear how the amount spent could have dropped. Please advise.

<u>Alternate Page- Prospectus Cover Page</u>

5. You have added text to the effect that Newbridge will be your placement agent in connection with this offering. These alternate pages refer to the sale of securities by the selling shareholder rather than you. It is unclear why you are referring to Newbridge acting as a placement agent for you, rather than the selling shareholder, as well as why you are referring to paying Newbridge 1.25% of the gross proceeds received by you from the sale of shares. Please revise.

<u>Alternate Page- Selling Shareholders</u>

6. Please include the percentage of shares owned by the selling shareholder after the offering including the shares being sold in the primary firm commitment offering. We note the disclosure on page 8.

<u>Alternate Page- Plan of Distribution</u>

7. You refer here to securities to be offered and issued by you rather than sold the selling shareholder. Please revise to discuss the plan of distribution for shares sold by the selling shareholder. Please also clarify what is meant by the language "Newbridge Securities Corporation is not purchasing or selling any shares. Therefore, our selling securities holders will enter into a purchase agreement directly with investors in connection with this offering." This appears to conflict with your statement on the alternate cover page

that the offering by your selling shareholders is firmly underwritten by Newbridge. Please revise.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.


Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director


CC: Anthony W. Basch, Esq. (*via e-mail*)
        Kaufman & Canoles, P.C.